                                                                      EXHIBIT 12

                       ALTRIA GROUP, INC. AND SUBSIDIARIES
               Computation of Ratios of Earnings to Fixed Charges
                            (in millions of dollars)
                               ------------------


                                                                       For the Years Ended December 31,
                                           --------------------------------------------------------------------------------
                                                  2002              2001             2000              1999          1998
                                                -------           -------          -------           -------       -------
Earnings before income taxes,
   minority interest and
   cumulative effect of
   accounting change                            $18,098           $14,284          $14,087           $12,821       $ 9,215

Add (deduct):
Equity in net earnings
   of less than 50%
   owned affiliates                                (235)             (228)            (228)             (197)         (195)
Dividends from less
   than 50% owned
   affiliates                                        32                29               70                56            70
Fixed charges                                     1,643             1,945            1,348             1,363         1,386
Interest capitalized,
   net of amortization                               10                10                7                (2)           (5)
                                                -------           -------          -------           -------       -------
Earnings available for
   fixed charges                                $19,548           $16,040          $15,284           $14,041       $10,471
                                                =======           =======          =======           =======       =======

Fixed charges:
Interest incurred:
   Consumer products                            $ 1,331           $ 1,665          $ 1,087           $ 1,118       $ 1,166
   Financial services                               100               102              114                89            77
                                                -------           -------          -------           -------       -------

                                                  1,431             1,767            1,201             1,207         1,243
Portion of rent expense
   deemed to represent
   interest factor                                  212               178              147               156           143
                                                -------           -------          -------           -------       -------

Fixed charges                                   $ 1,643           $ 1,945          $ 1,348           $ 1,363       $ 1,386
                                                =======           =======          =======           =======       =======

Ratio of earnings to
   fixed charges (A)                               11.9               8.2             11.3              10.3          7.6
                                                =======           =======          =======           =======       =======




(A) Earnings before income taxes and minority interest for the twelve months ended December 31, 2002 include a non-recurring pre-tax gain of $2,631 million related to the Miller transaction disclosed in Note 3 to Altria Group, Inc.'s consolidated financial statements. Excluding this gain, the ratio of earnings to fixed charges would have been 10.3 for the twelve months ended December 31, 2002.